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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Endesa, S.A.

(Name of Issuer)

Ordinary shares, nominal value (euro) 1.20 each

American Depositary Shares, each representing the right to receive one ordinary share

(Title of Class of Securities)

00029274F1

(CUSIP Number)

Asesoria Juridica
Caja de Ahorros y Monte de Piedad de Madrid, Caja Madrid
Plaza de Colenque No. 2
Madrid, Spain 28013
011-34-91-423-9435 phone
011-34-91-423-9454 fax

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1.	Name of Reporting Person: Caja Madrid (Caja de Ahorros y Monte de Piedad de Madrid, Caja Madrid) /36-44889411		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: The Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 95,287,691

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 95,287,691

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 95,287,691

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.0%

14.	Type of Reporting Person (See Instructions): CO1

1 Caja Madrid is a savings bank formed under the laws of the Kingdom of Spain

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Item 1. Security and Issuer.
This filing relates to the Ordinary Shares, nominal value €1.20 each and American Depositary Shares, each representing the right to receive one Ordinary Share of Endesa, S.A., a corporation organized under the laws of the Kingdom of Spain (the “Issuer”). The principal executive offices of the Issuer are located at Ribera del Loira, 60, 28042 Madrid, Spain.
Item 2. Identity and Background.
This Schedule 13D is filed by Caja Madrid (Caja de Ahorros y Monte de Piedad de Madrid, Caja Madrid), a corporation organized under the laws of the Kingdom of Spain (the “Caja Madrid”). The principal business address for the Caja Madrid is Plaza de Celenque No. 2, Madrid, Spain, 28013. Caja Madrid’s principal business is banking and financial services.
During the last five years, neither Caja Madrid and, to the knowledge of Caja Madrid, none of its directors or executive officers2, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Caja Madrid paid €726.3 million from working capital for the 42,244,210 Ordinary Shares purchased on April 4, 2005.
Item 4. Purpose of Transaction.
Caja Madrid owns Ordinary Shares of the Issuer for investment purposes. As a result of the acquisition reported herein, Caja Madrid, in accordance with general corporate governance rules, requested a greater representation on the Issuer’s board of directors to correspond with its increased share ownership. Caja Madrid anticipates acquiring additional securities of the Issuer up to a total of 10% of the issued and outstanding ordinary shares of the Issuer. Except as set forth above, Caja Madrid does not have any plans or proposals that related to the following: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) additional changes in the present board of directors or management of the Issuer; (e) material changes in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; (j) or any actions similar to those described above. any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
On April 4, 2005, Caja Madrid was the beneficial owner of 95,287,691 shares of ordinary shares, which constitute 9.0% of the outstanding ordinary shares of the Issuer. Caja Madrid has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 95,287,691 shares of ordinary shares.

[2]	Due to its legal nature as a savings bank formed under the laws of the Kingdom of Spain, Caja Madrid has no shareholders.

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Caja Madrid may have engaged in di minimus transactions in the Ordinary Shares during the 60 days prior to April 4, 2005 and the 60 days prior to the date of this filing. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by Caja Madrid.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Caja Madrid does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
None.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 11, 2005

MADRID SAVINGS BANK (CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID, CAJA MADRID)

/s/ Borja Murube
By: Borja Murube
Its: Division Director

/s/ Javier Guzman
By: Javier Guzman
Its: Sub-Director Corporate Clients

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